

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 27, 2016

Via E-Mail
Josh Hirsberg
Executive Vice President, Chief Financial Officer and Treasurer
Boyd Gaming Corporation
3883 Howard Hughes Parkway, Ninth Floor
Las Vegas, Nevada 89169

> **Re: Boyd Gaming Corporation**
> **Registration Statement on Form S-4**
> **Filed December 20, 2016**
> **File No. 333-215200**

Dear Mr. Hirsberg:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Brandon C. Parris, Esq. (via E-mail)
        Morrison & Foerster LLP